Exhibit 7

Mexico City, Mexican United States as of March 16, 2021

REPORT ON THE MAIN ACCOUNTING AND INFORMATION POLICIES AND

CRITERIA OF VISTA OIL & GAS, S.A.B. DE C.V.

To Ordinary General Assembly of Shares of Vista Oil & Gas, S.A.B. de C.V.

Dear Ladies and Gentlemen:

The undersigned, in my character as Chairman of the Board of Directors of Vista Oil & Gas, S.A.B. de C.V. (“Company”), in terms of the provisions of the Article 172 b) of the General Law of Commercial Companies and Article 28 III (h) of the Securities Markets Law, I may submit the report on the main accounting and information policies and criteria followed by the Company in the preparation of its financial information:

BASIS OF PREPARTION AND PRESENTATION

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and contingent consideration that have been measured at fair value. The financial statements are presented in US. Dollars (“Dollars”) and all values are rounded to thousand (US. 000), except when otherwise indicated. These consolidated financial statements have been approved for issue by the Board of Directors on March 16, 2021 and considers subsequent events up to that date.

•	New accounting standards, amendments and interpretations issued by the IASB adopted by the Company

Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarified that a business can exist without including all of the inputs and processes needed to create outputs.

These amendments had no impact on the consolidated financial statements as of December 31, 2020, because the Company´s accounting policies already considered the modifications incorporated by IFRS 3.

Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform

The London Interbank Offered Rate (“LIBOR”) is the most commonly used reference rate in the global financial market. However, concerns about the sustainability of LIBOR and other Interbank Offered Rates (“IBORs”) globally has led to an effort to identify alternative reference rates. On 2017 the United Kingdom’s Financial Conduct Authority announcing that it would no longer persuade, or compel, banks to submit to LIBOR as of the end of 2021. This applies to LIBOR in all jurisdictions and in all currencies.

In September 2019, the IASB issued amendments to IFRS 9, IAS 39 and IFRS 7 Financial Instruments: Disclosures, which concludes phase one of its work to respond to the effects of Interbank Offered Rates (“IBOR”) reform on financial reporting. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate (an “RFR”).

The amendments to IFRS 9 and IAS 39 Financial Instruments: recognition and measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments had no impact on the consolidated financial statements as of December 31, 2020, because the Company does not have hedging instrument of interest rate.

On August 27, 2020, the IASB published the phase two of its IBOR reform project, focused on issues that affect financial reporting when an existing interest rate benchmark is replaced with an RFR. The effective date is for annual periods beginning on or after January 1, 2021, but earlier application is permitted. This project of the phase two was approved by the IASB on October 7, 2020.

As of December 31, 2020, the Company has not initiated negotiations with the banks for those borrowings at LIBOR rates.

The amendments to IFRS 9

The amendments include a number of reliefs, which apply to all hedging relationships that are directly affected by the interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

The amendments are effective for annual periods beginning on or after January 1, 2020 and must be applied retrospectively. However, any hedge relationships that have previously been designated cannot be reinstated upon application, nor can any hedge relationships be designated with the benefit of hindsight. Early application is allowed.

These amendments had no impact on consolidated financial statements as of December 31, 2020, because the Company does not have hedging instrument of interest rate.

Amendments to IAS 1 and IAS 8: Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements.

A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the Company.

Amendments to IFRS 16: regarding Coronavirus (“COVID-19”) related rent concessions

On May 28, 2020, the IASB issued Amendments to IFRS 16: in relation to rental concessions related to Coronavirus (“COVID-19”).

The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic.

As a practical expedient, a lessee may elect not to assess whether a COVID-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the COVID-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The amendments are effective for annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted. The amendment is also available for interim reports.

These amendments had no impact on the consolidated financial statements because the Company has not applied the practical expedient as mentioned above in the lease modifications during the year 2020.

•	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

Subsidiaries: Subsidiaries are all entities over which the Company has control, and this happens if and only if it has:

•	Power over the entity;

•	Exposure or rights to variable returns from their involvement in the entity; and

•	The ability to use its power over the entity to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally.

The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power including:

•	the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Company, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•

any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The relevant activities are those that significantly affect the performance of the subsidiary. The ability to approve the operating and capital budget of a subsidiary; as well as the power to appoint the key personnel of the management, are decisions that demonstrate that the Company has present rights to direct the relevant activities of a subsidiary.

Subsidiaries are consolidated from the date when the Company acquires control over them until the date when such control ceases. Specifically, income and expenses of a subsidiary acquired or disposed during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

The acquisition method of accounting is used to account for business combinations by the Company (detailed below).

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset and when is necessary, adjustments are made to the consolidated financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

The subsidiaries of the Company are detailed below:

Name of subsidiary	Proportion of ownership interest the Company		Place of operation	Main activity
	December 31, 2020	December 31, 2019
Vista Oil & Gas Holding I S.A. de C.V.	100%	100%	Mexico	Holding
Vista Oil & Gas Holding II S.A. de C.V.	100%	100%	Mexico	Exploration and Production (1)
Vista Oil & Gas Holding III S.A. de C.V.	100%	100%	Mexico	Services
Vista Oil & Gas Holding IV S.A. de C.V.	100%	100%	Mexico	Services
Vista Oil & Gas Holding V S.A. de C.V.	100%	—	Holland	Holding
Vista Complemento S.A. de C.V.	100%	100%	Mexico	Services
Vista Oil & Gas Argentina S.A.U.	100%	100%	Argentina	Exploration and Production (1)
Aleph Midstream S.A. (2)	100%	0.27%	Argentina	Services (3)
Aluvional Infraestructura S.A.	100%	100%	Argentina	Mining and Industry

(1)	Refers to the exploration and production of gas and oil.
(2)	Consolidated at 100% in the financial statements.
(3)	Includes operations destined at the collection, treatment, transport and distribution of hydrocarbons and their derivatives.

The participation of the company in the votes of the subsidiaries companies is the same participation as in the share capital.

Changes in ownership interests:

Changes in the Company’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss and other comprehensive income. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to consolidated statements of profit or loss and other comprehensive income.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions.

Joint arrangements:

Under IFRS 11 Joint Arrangements, investments in joint arrangements are classified as either joint operations or joint ventures, depends on the contractual rights and obligations. The Company has joint operations but does not have any joint ventures.

Joint operations:

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement and have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

When the Company undertakes its activities under joint operations, the Company as a joint operator recognizes in relation to its interest in a joint operation:

•	Assets and liabilities held jointly;

•	Its revenue from the sale of its share of the output arising from the joint operation;

•	Its share of the revenue from the sale of the output by the joint operation; and

•	Its expenses, including its share of any expenses incurred jointly.

The Company accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses. These have been incorporated in the consolidated financial statements under the appropriate headings. Interest in joint operations and other agreements have been calculated based upon the latest available financial statements or financial information as of the end of each period, taking into consideration significant subsequent events and transactions as well as management information available. When necessary, adjustments are made to the financial statements or financial information to bring their accounting policies into line with the Company’s accounting policies.

When the Company transacts with a joint operation in which an entity of the Company is a joint operator (such as a sale or contribution of assets), the Company is considered to be conducting the transaction with the other parties to the joint operation, and gains and losses resulting from the transactions are recognized in the Company’s consolidated financial statements only to the extent of other parties’ interests in the joint operation. When an entity of the Company transacts with a joint operation in which an entity of the Company is a joint operator (such as a purchase of assets), the Company does not recognize its share of the profits and losses until it resells those assets to a third party.

Business combinations:

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisitions comprises:

(i)	The fair value of the transferred assets;

(ii)	The liabilities incurred to the former owners of the acquired business;

(iii)	The equity interests issued by the Company;

(iv)	The fair value of any asset or liability resulting from a contingent consideration arrangement; and

(v)	The fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred. The value of the goodwill represents the excess of:

i.	The consideration transferred;

ii.	The amount of any non-controlling interest in the acquired entity; and

iii.	The acquisition-date fair value of any previous equity interest in the acquired entity, over the fair value of the net identifiable assets acquired is recorded as goodwill.

If the fair value of the net identifiable assets of the business acquired exceeds those amounts, before recognizing a profit, the Company reassesses if it has correctly identified all the assets acquired and all liabilities assumed, reviewing the procedures used to measure the amounts that will be recognized at the acquisition date. If the evaluation still results in an excess of the fair value of the net assets acquired with respect to the total consideration transferred, the profit on bargain purchase is recognized directly in the consolidated statement of profit or loss and other comprehensive income.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Any contingent consideration will be recognized at their fair value at the acquisition date. Contingent consideration is classified either as equity or as a financial liability. Amounts classified as a financial liability are subsequently re-measured to fair value with changes in fair value recognized in the consolidated statements of profit or loss and other comprehensive income. The contingent consideration that is classified as equity is not re-measured, while the subsequent settlement is accounted for within shareholders’ equity.

When the Company acquires a business, it evaluates the financial assets acquired and the liabilities assumed with respect to their proper classification and designation in accordance with the contractual terms, economic circumstances and conditions pertinent to the date of acquisition.

Those reserves and resources acquired that can be measured reliably are recognized separately at their fair value at the time of acquisition. Other possible reserves, resources and rights, whose fair values cannot be measured reliably, are not recognized separately, but are considered as part of goodwill.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquire is remeasured to fair value at the acquisition date. Any profit or losses arising from such remeasurement are recognized in the consolidated statement of profit or loss and other comprehensive income.

The Company has up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the year in which the business combination occurred, the Company reports provisional amounts.

•	Summary of significant accounting policies

(1) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Executive Management Committee (the “Committee” that is considerate the “Chief Operating Decision Maker” or “CODM”)

The CODM is the highest decision-making authority, responsible for allocating resources and setting the performance of the entity’s operating segments and has been identified as the body that executes the Company´s strategic decisions.

(2) Property, plant and equipment and intangible assets

Property, plant and equipment

Property, plant and equipment is measured following the cost model where, after initial recognition of the asset, the asset is recognized at cost less depreciation and less any subsequent accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

The cost of work in progress whose construction will extend over time includes, if applicable, borrowing costs. Any income obtained from the sale of commercially valuable production during the construction period of the asset is recognized reducing the cost of the work in progress.

Works in progress are valued according to their degree of progress and are recorded at cost, less any loss due to impairment, if applicable.

Profit and losses on disposals are determined by comparing the proceeds with the carrying amount.

Depreciation methods and useful lives:

The estimated useful lives, residual values and depreciation method are reviewed at the end of each period and any changes in estimate accounted is recognized on a prospective basis. An asset carrying amount is written down immediately to its recoverable amount if the asset´s carrying amount is greater than its estimated recoverable amount.

The Company depreciates drilling costs applicable to productive wells and to developmental dry holes, productive wells, machinery and installations in the oil and gas production areas according to the units of production method, by applying the ratio of oil and gas produced to estimated proved developed oil and gas reserves. The acquisition cost of property with proved reserves, including oil and gas properties, is depreciated by applying the ratio of oil and gas produced to estimated total proved oil and gas reserves. Acquisition costs related to properties with unproved reserves and unconventional resources are valued at cost with recoverability periodically assessed based on geological and engineering estimates of reserves and resources that are expected to be proved over the life of each concession and are not depreciated.

The capitalized costs related to the acquisition of property and the extension of concessions with proved reserves have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to the estimated proved oil and gas reserves.

Production facilities (including any significant identifiable component) are depreciated under the unit of production method considering proved develop reserves.

The Company´s remaining items of property, plant and equipment (including any significant identifiable component) are depreciated by the straight-line method based on estimated useful lives, as detailed below: Land is not depreciated. The useful life of assets not related to the aforementioned activities is estimated as follows: 50 years for the buildings; 5 years for the vehicles, 10 years for machinery and installations; 3 years for the computer equipment; and 10 years for the equipment and furniture.

Assets for oil and gas exploration:

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities (“E&P”).

This method involves the capitalization of: (i) the cost of acquiring properties in oil and gas E&P areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated asset retirement obligations.

The exploration and evaluation activity involve the search for hydrocarbon resources, the determination of its technical feasibility and the evaluation of the commercial viability of an identified resource.

According to the successful efforts method of accounting, exploration costs, such as Geological and Geophysical (“G&G”) costs, excluding exploratory well costs and seismic 3D on exploitation concessions, are expensed during the period in which they are incurred.

Once the legal right to explore has been acquired, the costs directly associated with an exploration well are capitalized as intangible exploration and evaluation assets until the well is completed and the results evaluated. These costs include compensation to directly attributable employees, materials and fuel used, drilling costs, as well as payments made to contractors.

Drilling costs of exploratory wells are capitalized until it is determined that proved reserves exists and they justify the commercial development. If reserves are not found, such drilling costs are expensed as an unproductive well. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete, subject to an additional appraisal activity (for example, the drilling of additional wells) but it is probable that they can be developed commercially. In those cases, such costs continue to be capitalized insofar as the well has allowed determining the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

All these capitalized costs are subject to a technical, commercial and administrative review, as well as a review of impairment indicators at least once a year, when is sufficient information from management to indicate the existence of impairment, the Company apply an impairment test according to the impairment policies describe bellow.

When proven oil and gas reserves are identified and the Management approves the start-up, the corresponding capitalized expense is evaluated first in terms of its impairment and (if required) any loss due to impairment is recognized; then the remaining balance is transferred to oil and gas properties. With the exception of licensing costs, no amortization is charged during the phase of exploration and evaluation.

The initial estimated asset retirement obligations in hydrocarbons areas, discounted at a risk adjusted rate, are capitalized in the cost of the assets and depreciated using the units of production method. Additionally, a liability at the estimated value of the discounted amounts payable is recognized. Changes in the measurement of asset retirement obligations that result from changes in the estimated timing, amount of the outflow of resources required to settle the obligation, or the discount rate, are added to, or deducted from, the cost of the related asset.

For exchanges/swaps or parts of exchange/(“swaps”) that involve only exploration and evaluation assets, the carrying value is accounted for at the fair value of the asset given up and no gain or loss is recognized.

Rights and Concessions:

The rights and concessions are recorded as part of property, plant and equipment and depleted based on production units over the total of the developed and undeveloped proved reserves of the corresponding area. The calculation of the rate of production units for the depreciation / amortization of field development costs takes into account expenditures incurred to date, together with the authorized future development expenditures.

Intangible assets.

Goodwill:

Goodwill is the result of the acquisition of subsidiaries and represents the excess of the acquisition cost over the fair value of the net identifiable assets acquired at the date of acquisition. After initial recognition, Goodwill is measured at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated from the acquisition date to each of the acquirer’s cash-generating units (“CGU”), each unit represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

When the goodwill is part of CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when the gain or loss is determined.

(3) Leases

The Company has lease contracts for various items of buildings, and plant and machinery, which recognized under IFRS 16.

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment. For more information see section with respect accounting policies for evaluation the impairment of non-financial assets.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities are remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are individually considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

(4) Impairment of non-financial assets.

Other non-financial assets with definite useful life are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset´s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an (i) asset´s fair value less costs of disposal and; (ii) value in use.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows, which are largely independent of the cash inflows from other assets or Groups of assets CGUs. Non-financial assets that have been impaired are reviewed for possible reversal of the impairment at the end of each reporting period.

(5) Foreign currency translation.

Functional and presentation currency:

The functional currency for the Company and each of its current subsidiaries is the currency of the primary economic environment in which each entity operates. The functional and presentation currency of all entities is the Dollar. Determination of functional currency may involve certain judgements to identify the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions, which determined the primary economic environment.

Transaction and balances:

Transactions in currencies other than the functional currency (“foreign currency”) are recorded at the exchange rate on the date of each transaction. Foreign exchange profit and loss resulting from the settlement of any transaction and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of profit or loss and other comprehensive income, unless they have been capitalized.

Monetary balances in foreign currency are converted at the end of each year at the official exchange rate of each country.

(6) Financial instruments. Other financial assets.

Financial assets at amortized cost:

Financial assets are classified and measured at amortized cost only if the following criteria have been met:

i.	the objective of the Company’s business model is to hold the asset to collect the contractual cash flows;

ii.	the contractual terms, on specified dates, have cash flows that are solely payments of principal and interest on the outstanding principal.

Financial assets at fair value:

If any of the above-mentioned criteria has not been met, the financial asset is classified and measured at fair value (“FVTPL”) through consolidated statements of profit or loss and other comprehensive income.

All investments in equity instruments are measured at fair value. As of December 31, 2020, and 2019, the Company does not have any equity instrument.

Recognition and measurement:

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

A profit or loss on a debt investment that is subsequently measured at fair value and is not part of a hedging relationship is recognized in profit or loss and other comprehensive income. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in consolidated statements of profit or loss and other comprehensive income when the financial asset is derecognized or impaired and through the amortization process using the effective interest rate method.

The Company reclassifies financial assets if and only if its business model to manage financial assets is changed.

Trade receivables and other receivables are recognized at fair value and, subsequently, measured at amortized cost, using the effective interest method, less allowance for expected credit losses, if applicable.

Likewise, the trade receivables arising from services rendered and/or hydrocarbons delivered, but unbilled at the closing date of each reporting period are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

Impairment of financial assets:

The Company recognizes an allowance for Expected Credit Losses (“ECL”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate.

For trade receivables and other receivables, the Company applies a simplified approach in calculating ECL. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on ECLs at each reporting date. The Company analyzes each of its clients considering its historical credit loss experience, adjusted for forward-looking factors specific to the debtor and the economic environment.

The Company always measures the loss allowance for trade receivables at an amount equal to ECL. The expected credit losses on trade receivables are estimated on a case by case basis by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

The Company considers a financial asset in default when contractual payments are more than 90 days past due or when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

ECLs, when applicable, are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default.

Offsetting of financial instruments:

Financial assets and financial liabilities are presented gross in the consolidated statement of financial position unless both of the following criteria are met: (i) the Company currently has a legally enforceable right to set off the recognized amounts; (ii) and the Company intends to either settle on a net basis or realize the asset and settle the liability simultaneously. A right of set off is the Company’s legal right to settle an amount payable to a creditor by applying against it an amount receivable from the same counterparty.

The relevant legal jurisdiction and laws applicable to the relationships between the parties are considered when assessing whether a current legally enforceable right to set off exists.

Financial liabilities and equity instruments.

Classification as debt or equity:

Debt and equity instruments issued by a Company are classified either as financial liabilities or as equity in accordance with the substance of the contractual and the definitions of a financial liability and an equity instrument.

A contractual agreement to issue a variable number of shares is classified as a financial liability and measured at fair value. The changes in fair value recognized in the consolidated statement of profit or loss and other comprehensive income.

Equity instruments:

An equity instrument is any contract that evidences a residual interest in the assets of an entity, and recognized at the proceeds received, net of direct issue costs

Compound instruments:

The component parts of compound instruments (negotiable obligations) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument.

The fair value of the liability component, if any, is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date.

A conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently re-measured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to other equity account. Where the conversion option remains unexercised at the maturity date of the negotiable obligations, the balance recognized in equity will be transferred to retained earnings. No profit or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the negotiable obligations are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the lives of the negotiable obligations using the effective interest method.

Financial liabilities:

All financial liabilities are recognized initially at fair value and are subsequently measured at amortized cost using the effective interest method or at FVTPL. Borrowings are recognized initially at fair value, net of transaction costs incurred.

Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination; (ii) held-for trading; or (iii) designated as at FVTPL, are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

The loans are classified as current and non-current according to the period of cancellation of the obligation according to the contractual agreement. Those whose settlement operates within 12 months after closing are classified as current

De-recognition of financial liabilities:

The Company derecognizes financial liabilities when their obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid, is recognized in profit or loss and other comprehensive income.

When an existing financial liability is replaced with another from the same lender in substantially different terms, or the terms of an existing liability are significantly modified, such exchange or modification is treated as a de-recognition of the original liability and recognition of a new liability. The difference in the respective book values is recognized in profit or loss and other comprehensive income.

(7) Revenue from contracts with customers and other income recognition.

Revenue from contracts with customers:

Revenue from contracts with customers arising from sale of crude oil, natural gas and Liquefied Petroleum Gas (“NGL”) is recognized at a point in time when control of the goods are transferred to the customer generally on delivery of the inventory. Revenue from contract with customers are recognized at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. Trade receivables are generally on terms of 30 days for crude oil revenues and 65 days for natural gas and NGL revenues. The Company has concluded that it is the principal in its revenue arrangements because it typically controls the goods before transferring them to the customer.

The revenues from the production of oil and natural gas from the joint agreements in the Company participate, are recognized when sales to customers are improved and production costs are accrued or deferred for differences between volumes taken and sold to customers and the percentage of contractual participation resulting from joint arrangement.

Contract balances:

•

Contract assets: A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Company performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. As of December 31, 2020, and 2019 the Company does not have any contract assets.

•

Trade and other receivables: A trade receivable represents the Company’s right to an amount of consideration that is unconditional; i.e., only the passage of time is required before payment of the consideration is due.

•

Contract liabilities: A contract liability is the obligation to transfer goods or services to a customer for which the Company has received consideration from the customer. If a customer pays consideration before the Company transfers goods or services to the customer, a contract liability is recognized. Contract liabilities are recognized as revenue when the Company performs under the contract. As of December 31, 2020, and 2019, the Company does not have any contract liabilities.

•

Other income: Other operating income corresponds to sales of services to third parties The Company recognizes revenue from services rendered over time, using an input method to measure progress towards complete satisfaction of the service, because the customer simultaneously receives and consumes the benefits provided by the Company.

•

Interest income: Interest income is recognized using the effective interest method. When a receivable is impaired, the Company reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument and continues unwinding the discount as interest income. Interest income on impaired loans is recognized using the original effective interest rate.

(8) Inventories.

Inventories are comprised of crude oil stock, raw materials and materials and spare parts, as describe below.

Inventories are stated at the lower of cost or net realizable value. The cost of inventories includes expenditures incurred in the production and other necessary costs to bring them to their existing location and condition. The materials and spare parts cost are determined using the Weighted Average Price Method.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated direct costs to make the sale.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the consolidated statement of profit or loss and other comprehensive income when the inventories are overstated.

The part of materials and parts of important spare parts and the existing permanent maintenance equipment that the Company expects to use for more than a period, as well as those that could only be used in relation to an item of property, plant and equipment are included in the session of “Property, plant and equipment”.

(9) Cash and cash equivalents.

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

If any, bank overdrafts are shown within borrowings in current liabilities in the consolidated statement of financial position and there are not disclosed under Cash and cash equivalents in the consolidated statement of cash flows since they are not part of the Company’s cash management.

(10) Shareholders´ equity.

Equity’s movements have been accounted for in accordance with the decisions of shareholders’ meetings and legal or regulatory standards.

Share capital: Share capital represents the share capital issued, composed of the contributions that were committed and or made by the shareholders. Is represented by shares that comprise outstanding shares at nominal value. Common shares are classified as equity.

Legal reserve: In accordance with the Mexican Commercial Companies Law, at least 5% of the net profit for the year must be allocated by the Company to increase the legal reserve until it reaches 20% of the share capital. As of December 31, 2020, and 2019, the Company has not created this reserve, because it had no net profit gain in the mentioned years.

Accumulated results: Accumulated results comprise accumulated profits or losses without a specific appropriation. Accumulated results can be distributed by the decision of the Company as dividends, as long as they are not subject to legal restrictions.

These accumulated results comprise prior years’ profit that were not distributed or losses, the amounts transferred from other comprehensive income and prior years’ adjustments.

For the Company, similarly, to the effects of capital reductions, these distributions will be subject to the determination of income taxes according to the applicable income tax rate, except for the re-measured contributed capital stock or if these distributions come from the net fiscal profit account (“CUFIN”).

Other comprehensive income: Other comprehensive income includes gains and losses from the actuarial gains and losses for defined benefit plans and the related income tax effect.

Dividends distribution: Dividend distribution to Company shareholders is recognized as a liability in the financial statements in the year in which the dividends are approved by the Shareholders’ Meeting. The distribution of dividends is made based on the Company’s stand-alone financial statements.

The Company will not be able to pay dividends until (i) future profits absorb the retained losses and (ii) the restrictions imposed by the credit facility agreement are released

(11) Employee benefits

Short-term obligations: Liabilities for contributions and salaries that are expected to be settled wholly within 12 months after the end of the period are recognized the amounts expected to be paid when the liabilities are settled and are presented as “Salaries and other social security contributions” in the consolidated statement of financial position.

The costs related to compensated absences, such as vacation, are recognized as they are accrued.

In Mexico, participation of the workers in the Company’s profits (“PTU”) is paid to its qualified employees; which is calculated using the same taxable as for income tax, except for the following:

•	Neither the tax losses of previous years nor the participation in benefits paid to employees during the year are deductible.

•	Tax-exempt payments for employees are fully deductible in the calculation of employee benefit sharing.

Defined benefit plans: The Company has a defined benefit plan. Defined benefit plans define an amount of pension benefit that an employee will receive on retirement, depending on one or more factors, such as age, years of service and compensation. In accordance with conditions established in each plan, the benefit may consist in a single payment, or in making complementary payments to those made by the pension system.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by the Company.

Labor costs liabilities are accrued in the periods in which the employees provide the services that trigger the consideration.

The defined benefit liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation net of the fair value of the plan assets, when applicable. The defined benefit obligation is calculated periodically, at least once a year at the end of each financial year, by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using future actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits.

Actuarial profit and losses from experience adjustments and changes in actuarial assumptions are recognized in other comprehensive income (loss) in the period in which they arise, and past service costs are recognized immediately in the consolidated statement of profit or loss and other comprehensive income.

(12) Borrowing costs.

General and specific borrowing costs which are directly attributable to the acquisition, construction or production are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. They are included as part of the acquisition cost of said assets until such time as they are ready for the expected use or in the conditions necessary for their sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

For the years ended on December 31, 2020 and 2019 except for interest on lease liabilities the Company did not capitalize any borrowing cost as it does not have qualifying assets.

(13) Provisions and contingent liabilities

Provisions are recognized when the Company meet the following conditions: (i) has a present legal or constructive obligation as a result of a past event; (ii) it is probable that an outflow of resources will be required to settle that obligation; and (iii) the amount can be reliably estimated. Provisions are not recognized for future operating losses.

In the case of provisions where the effect of the time value of money is significant, such as those corresponding to the provisions of assets retirement obligation and for environmental remediation, the amounts of the provisions are determined as the present value of the expected of resources to pay the obligation. Provisions are discounted using a pre-tax rate that reflects current market conditions at the date of the statement of financial position and, where appropriate, the specific risks of the liability.

Provision for contingencies:

Provisions are measured at the present value of the expenditures expected to be required to settle the present obligation, taking into account the best available information as of the date of the financial statements based on assumptions and methods considered appropriate and taking into account the opinion of each Company’s legal advisors. As additional information becomes available to the Company, estimates are revised and adjusted periodically. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as financial costs.

When the Company expects a part or all the provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

Contingent liabilities are: (i) possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of uncertain future events not wholly within the control of the entity; or (ii) present obligations that arise from past events, but it is not probable that an outflow of resources will be required to its settlement; or whose amount cannot be measured with sufficient reliability.

Contingent liabilities, whose possibility of any outflow in settlement is remote, are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received, and the amount of the receivable can be measured reliably.

Provision for asset retirement obligation:

The Company recognizes a provision for asset retirement obligation when there is a current legal or implicit obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

In general, the obligation arises when the asset is installed, or the land/environment is disturbed in the location of the well.

When the liability is initially recognized, the present value of the estimated costs is capitalized increasing the carrying value of the related assets for the extraction of oil and gas to the extent that they have been incurred due to the development or construction of the well.

Additional provisions that arise due to greater development or construction in the property for oil and gas extraction are recognized as additions or charges to the corresponding assets and when the decommissioning liability is originated.

Changes in estimated times or the cost of asset retirement obligation are treated prospectively by recording an adjustment to the provision and the corresponding asset.

If the change in the estimate results in an increase in the decommissioning liability and, therefore, an addition to the carrying amount of the asset, the Company considers whether or not there is an indication of impairment of the asset in an integral manner and, be so, it undergoes impairment testing. For mature wells, if the estimate of the revised value of assets for oil and gas extraction, net of asset retirement obligation provisions, exceeds the value recoverable, that part of the increase is charged directly to expenses.

Over time, the discounted liability increases with the change in present value, based on the discount rate that reflects the current market assessments and the specific risks of the liability. The unwinding of the discount is recognized in the consolidated statement of profit or loss and other comprehensive income as a financial cost.

The Company recognizes deferred tax assets with respect to the temporary difference between the asset retirement obligation provisions and the corresponding deferred tax liability.

Provision for environmental remediation:

Provisions for environmental costs are recognized when it is probable that a cleanup will be carried out and the estimated costs can be estimated reliably. Generally, the timing of recognition of these provisions concurs with the commitment of a formal action plan or, if it is before, at the time of the divestment or the closure of the inactive sites.

The amount recognized is the best estimate of the required expense to settle the obligation. If the effect of the value of money over time is material, the recognized value is the present value of the estimated future expense. The effect of such estimate is recognized in the consolidated statement of profit or loss and other comprehensive income.

(14) Income tax

Current and deferred income tax

The tax expenses for the year include current and deferred tax. Tax is recognized in the consolidated statement of profit or loss and other comprehensive income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the end of the reporting period. The Company periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, based on amounts expected to be paid to the tax authorities. Where tax treatments are uncertain, if it is considered probable that a taxation authority will accept the Company’s proposed tax treatment, income taxes are recognized consistent with the Company’s income tax filings. If it is not considered probable, the uncertainty is reflected using either the most likely amount or an expected value, depending on which method better predicts the resolution of the uncertainty.

Deferred income tax is recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax liabilities are generally recognized for all taxable temporary differences, unless they come from the recognition of goodwill.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available and can be used against temporary differences. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that enough taxable profits will be available to allow all or part of the asset to be recovered.

Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred income tax is provided on temporary differences from investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current and deferred tax assets and liabilities have not been discounted and are stated at their nominal values.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Income tax rates prevailing as of December 31, 2020 and 2019 in Argentina and Mexico are 30%.

(15) Share-based payments

Employees (including senior executives) of the Company may receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions:

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

That cost is recognized in employee benefits expense, together with a corresponding increase in equity (“Shared-based payments”), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the consolidated statement of profit or loss and other comprehensive income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. When an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

The possible dilutive effect of outstanding options is reflected, as applicable; in the computation of diluted earnings per share

On March 22, 2018 the Company approved a Long-Term Incentive Plan (“LTIP”) consisting of a plan to provide for the Company and its subsidiaries to attract and retain talented persons as officers, directors, employees and consultants. The LTIP include the following mechanisms for rewarding and retaining key personal (i) Stock Option Plan; (ii) Restricted Stock Units and; (iii) Performance Restricted Stock and therefore accounted under IFRS 2 Shared based payments as detailed above.

a.

Stock Option (“SOP”) (equity-settled): The stock option plan gives the participant the right to buy a quantity of shares over certain period of time. The cost of the equity-settled share purchase plan is measured at grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of profit or loss and other comprehensive income under the caption of share-based payments, over the requisite service period.

b.

Restricted Stock (equity-settled): Certain key employees of the Company receive additional benefits for free or a minimum value once the conditions are achieved through a share purchase plan denominated in Restricted Stock (“RSs), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of profit or loss and other comprehensive income under the caption of share-based payments over the requisite service period.

c.

Performance Restricted Stock (equity settled): The Company grants Performance Restricted Stock (“PRSs”) to key employees, which entitle them to receive PRSs after having attained certain performance goals over a service period. PRS is classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of profit or loss and other comprehensive income under the caption of share-based payments, over the requisite service period. As of December 31, 2020, and 2019 the Company has not granted any PRSs.

The present report was unanimously approved by the members of the Company’s board of Directors.

Sincerely,

/s/ Miguel Matías Galuccio
Miguel Matias Galuccio
President of the Board of Directors of Vista Oil & Gas, S.A.B. de C.V.